February 26, 2013

Via EDGAR

Era Anagnosti

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Anagnosti:

Re:  Enviro Cleanse, Inc. (the “Company”)
        Amendment No.7 to Registration Statement on Form S-1
        Filed July 23, 2012
        File No. 333-182808

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Exhibit 231. The consent provided for the financial statements for the period ended November 30, 2012 refers to a report date of January 18, 2013 which is different than the date of the report provided on page 48. Please arrange with your auditors to provide a new consent which refers to the appropriate report date.

ANSWER: The disclosure has been amended.

Thank you.